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                        JUBILEE GAMING ENTERPRISES, INC.
                        9855 WEST 78TH STREET, SUITE 220
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 944-5700

                                  May 27, 1998


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:        Mr. William L. Tolbert, Jr.

Re:      SEC File No. 333-20035; Jubilee Gaming Enterprises, Inc.
         Registration Statement on Form SB-2

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement on Form SB-2, File No. 333-20035 (the "Registration Statement"), of Jubilee Gaming Enterprises, Inc. (the "Company"). The Company no longer intends to pursue the initial public offering which was contemplated by the Registration Statement.

         Pursuant to Rule 477, upon the Commission's consent to withdrawal of the Registration Statement, the Commission shall include an order in the file for the Registration Statement stating that the Registration Statement has been "withdrawn upon the request of the registrant, the Commission consenting thereto." Please return one dated copy of the order granting such withdrawal to the undersigned.

         Please direct all inquiries to Avron L. Gordon, counsel to the Company, at (612) 334-8455 or to the undersigned at the number set forth above.

                                               Very truly yours,
                                               JUBILEE GAMING ENTERPRISES, INC.

                                               /s/ Craig H. Forsman
                                               Craig H. Forsman
                                               Chief Executive Officer